Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	AKAMAI Ltd. — Incorporated in the United Kingdom
2.	AKAMAI GMBH — Incorporated in Germany
3.	AKAMAI SARL — Incorporated in France
4.	AKAMAI SECURITIES CORPORATION — Incorporated in Massachusetts
5.	INTERVU Inc. — Incorporated in Delaware
6.	VIDEOLINX COMMUNICATIONS Inc. — Incorporated in Texas